Exhibit 99.2

TESCO CORPORATION

NOTICE

This Notice accompanies, and should be read in conjunction with, the 52-109F2 of Julio M. Quintana, the President and Chief Executive Officer of Tesco Corporation (the “Corporation”) dated November 9, 2006 (the “Original Certificate”) filed by the Corporation (the “Issuer”) with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (“SEDAR”). The Original Certificate certified the interim filings relating to the interim period ended September 30, 2006 (“Interim Filings”), which were filed on SEDAR on November 9, 2006.

The Corporation has identified errors in recording stock compensation expense, depreciation expense, adjustments to inventories, reverse billing, recording late entries to a sub-ledger and in posting from sub accounts to its general ledger that resulted in a material misstatement of its previously reported results for the three month periods ended June 30, 2006 and September 30, 2006. Following is a description of the errors that relate to the three month and nine month periods ended September 30, 2006 (in thousands of US$):

	Period to which the Error Relates (a)
	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006

Stock Compensation (b)	$251	$508

Depreciation Expense (c)	161	322

Posting Error (d)	1,061	1,061

Improper Revenues (e)	—	378

Improper Inventory Adjustment (f)	—	513

Deferred Income Taxes (g)	(450)	(840)

Decrease in Net Income (h)	$1,023	$(1,614)

(a)	The Corporation has determined that these misstatements are material to the three month and nine month periods ended September 30, 2006. Therefore the Corporation has restated its consolidated financial statements for the three month and nine month periods ended September 30, 2006.

(b)	The Corporation did not properly calculate the fair value of certain stock option grants to employees and it did not properly account for modifications to grants for severed employees and employees that became consultants to the Corporation. As a result of these errors, Stock Compensation Expense was understated with a corresponding adjustment to Capital Surplus.

(c)	The Corporation did not properly calculate Depreciation Expense and record all of its depreciation expense in its general ledger during both the three months ended June 30, 2006 and the three months ended September 30, 2006. As a result of these errors Depreciation Expense was understated and Property, Plant and Equipment, net was overstated.

(d)	The Corporation recorded late entries to a sub-ledger that were not reflected in the Corporation’s general ledger for the three months ended September 30, 2006. As a result of this error Cost of Sales and Services and Accrued Liabilities were understated.

(e)	The Corporation improperly billed certain costs to a customer which were not included in the service agreement in the three months ended June 30, 2006 and as a result both Revenues and Accounts Receivable—Trade were overstated.

(f)	During the three months ended June 30, 2006 the Corporation improperly recorded an adjustment to its inventory balance related to downhole tools manufactured by the Research and Engineering group. As a result of this error Research and Engineering expense was understated and Inventories were overstated.

(g)	As a result of these misstatements described above, the Corporation’s income tax expense was overstated in each of the periods.

(h)	Represents the quarterly Net Income impact of the restatement for the periods presented.

Additionally, the Corporation did not properly calculate the conversion of historical share capital activity from Canadian dollar to US dollar when TESCO adopted the U.S. dollar as is reporting currency. As a result, Share Capital was understated and Cumulative Translation Adjustment was overstated at December 31, 2005 and June 30, 2006.

Accordingly, the Corporation has filed revised interim filings relating to the three month and nine month periods ended September 30, 2006 (“Revised Interim Filings”), which correct these material misstatements, with the applicable Canadian securities regulatory authorities on the facilities of SEDAR. The certificate attached hereto is being filed in order to certify the Revised Interim Filings. As of the date of this notice, the Original Certificate is superseded and replaced by the 52-109F2 of Julio M. Quintana, the Chief Executive Officer of the Corporation, dated March 16, 2007 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: March 16, 2007

TESCO CORPORATION

/S/ JULIO M. QUINTANA
Julio M. Quintana President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Julio M. Quintana, President & Chief Executive Officer of Tesco Corporation (the “Issuer”) certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 16, 2007

/S/ JULIO M. QUINTANA
Julio M. Quintana President & Chief Executive Officer